SCUDDER RREEF REAL ESTATE FUND II, INC.

AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT is made as of the 1st day of March, 2004 by and between Deutsche Asset Management, Inc., a Delaware corporation (the "Manager") and RREEF America LLC (the "Investment Advisor") to the Investment Advisory Agreement dated 26th of August, 2003 by and between the Manager and the Advisor ("Investment Advisory Agreement" or the
"Agreement").

WHEREAS, the parties hereto desire to amend the compensation under this Agreement. The following replaces the first sentence in paragraph 7 of the Investment Advisory Agreement in its entirety and to read as follows:

7. For the services provided and the expenses borne pursuant to this Agreement, the Manager will pay to the Investment Advisor, as full compensation therefore, a fee, calculated daily and payable monthly in arrears, at the annual rate of 0.51% of the Fund's average daily total managed assets (i.e., the net asset value of the Fund's common stock plus the liquidation preference of any Fund preferred shares and the principal amount of any borrowings used for leverage).

	This Amendment may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

	IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in duplicate by their respective officers on the day and year first above written.


Deutsche Asset Management, Inc. ("Manager")	RREEF America LLC
("Investment Advisor")

/s/___________________________________
	/s/___________________________________
By:	John Kim					By:	Gary T. Kachadurian
Title:	Vice President				Title:	Partner


Acknowledged and Confirmed.
Scudder RREEF Real Estate Fund II, Inc.

By: /s/
Name: 	Bruce A. Rosenblum
Title:	Assistant Secretary